

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2019

Louis J. Resweber
Chief Executive Officer
Gulf West Security Network, Inc.
2618 San Miguel, Suite 203
Newport Beach, CA 92660

> **Re: Gulf West Security Network, Inc.**
> **Current Report on Form 8-K**
> **Filed October 9, 2018**
> **File No. 000-55805**

Dear Mr. Resweber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: John D. Thomas